UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission file number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue

Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, China 343100

+86-0796-8403309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Results of the Universe Pharmaceuticals INC 2024 Annual General Meeting

At the 2024 annual general meeting of shareholders (the “Meeting”) of Universe Pharmaceuticals INC (the “Company”) held at 10:00 a.m. Beijing Time on September 27, 2024, the shareholders of the Company adopted resolutions approving all of the nine proposals considered at the Meeting. A total of 55.04% of the 23,645,974 votes exercisable as of September 4, 2024, the record date, were present in person or by proxy at the Meeting, and a quorum was present throughout the Meeting. The results of the votes were as follows:

1.	It is resolved as an ordinary resolution to re-elect Gang Lai as a director of the Company to hold office until the next annual general meeting of the Company (“Proposal One”)

Resolution	For	Against	Abstain
Proposal One	12,892,783	122,729	218
Percentage of Voted Shares:	99.06%	0.94%

2.	It is resolved as an ordinary resolution to re-elect Lin Yang as a director of the Company to hold office until the next annual general meeting of the Company (“Proposal Two”)

Resolution	For	Against	Abstain
Proposal Two	12,894,963	120,549	218
Percentage of Voted Shares:	99.07%	0.93%

3.	It is resolved as an ordinary resolution to re-elect Jiawen Pang as a director of the Company to hold office until the next annual general meeting of the Company (“Proposal Three”)

Resolution	For	Against	Abstain
Proposal Three	12,884,786	130,726	218
Percentage of Voted Shares:	99.0%	1.0%

4.	It is resolved as an ordinary resolution to re-elect Ding Zheng as a director of the Company to hold office until the next annual general meeting of the Company (“Proposal Four”)

Resolution	For	Against	Abstain
Proposal Four	12,882,606	132,906	218
Percentage of Voted Shares:	98.98%	1.02%

5.	It is resolved as an ordinary resolution to re-elect Yongping Yu as a director of the Company to hold office until the next annual general meeting of the Company (“Proposal Five”)

Resolution	For	Against	Abstain
Proposal Five	12,884,786	130,726	218
Percentage of Voted Shares:	99.0%	1.0%

6.	It is resolved as an ordinary resolution that the Company’ s authorized share capital be increased, effective immediately, from US$3,125,000 divided into 150,000,000 Ordinary Shares of par value US$0.01875 each and 16,666,666.6666 preferred shares (the “Preferred Shares”) of par value US$0.01875 each, to US$140,625,000 divided into 6,750,000,000 Ordinary Shares of par value US$0.01875 each and 750,000,000 Preferred Shares of par value US$0.01875 each (“Proposal Six”)

Resolution	For	Against	Abstain
Proposal Six	12,887,096	128,134	500
Percentage of Voted Shares:	99.02%	0.98%

7.	It is resolved as a special resolution that, subject to and immediately following the Authorized Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Authorized Share Capital Increase (in the form set out in Annex A) (“Proposal Seven”)

Resolution	For	Against	Abstain
Proposal Seven	12,889,666	115,564	500
Percentage of Voted Shares:	99.11%	0.89%

8.	It is resolved, as an ordinary resolution, that

1.	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

a.	the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated by consolidating each 15 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

b.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

c.	any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion;

2.	the Effective Date must be a date before the Company’s next annual general meeting of shareholders; and

3.	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion (“Proposal Eight”).

Resolution	For	Against	Abstain
Proposal Eight	12,897,243	117,970	517
Percentage of Voted Shares:	99.09%	0.91%

9.	It is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation (“Proposal Nine”).

Resolution	For	Against	Abstain
Proposal Nine	12,897,279	117,968	483
Percentage of Voted Shares:	99.09%	0.91%

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC

Date: September 27, 2024	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

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